EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year (1)
	2006	2005	2004	2003	2002
Earnings
Income before income taxes	$1,257	$70,324	$66,712	$66,037	$36,300
Plus:
Fixed charges	22,776	16,301	21,100	20,840	20,052
Amortization of capitalized interest	49	48	48	48	28
Less interest capitalized during period	—	—	—	—	240

	$24,082	$86,673	$87,860	$86,925	$56,140

Fixed Charges
Interest (expensed or capitalized)	$17,951	$11,623	$16,564	$16,042	$15,964
Estimated portion of rent expense representative of interest	3,511	3,291	2,797	2,675	2,519
Amortization of deferred financing fees	1,314	1,387	1,739	2,123	1,569

	$22,776	$16,301	$21,100	$20,840	$20,052

Ratio of earnings to fixed charges	1.1	5.3	4.2	4.2	2.8

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.